

Mail Stop 3561

May 30, 2017

Nicandro Durante
Executive Director - Chief Executive
British American Tobacco p.l.c.
Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

> **Re: British American Tobacco p.l.c.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed May 18, 2017**
> **File No. 333-217939**

Dear Mr. Durante:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 9, 2017 letter.

General

1.   We note your response to prior comment 1. We believe that the following portions of the preliminary presentations should be summarized in the prospectus:

- Centerview and Deutsche Bank presentation on October 5, 2016: In summarizing the "various financial metrics" presented, include the ranges established for each, and include BAT value creation with its ranges.

- Centerview and Deutsche Bank presentation on October 10, 2016: In summarizing the "various financial metrics" presented, include BAT value creation with its ranges.
- Goldman Sachs presentation on November 4, 2016: Summarize slide 5.
- J.P. Morgan presentation on January 10, 2017: Summarize slide 3.

2.   We note your response to our prior comment 2 references an additional presentation which was prepared for BAT by Deutsche Bank and Centerview but which has not been filed as an exhibit. In your response you state that you are not required to disclose the presentation under Item 1015 of Regulation M-A because it was not provided to the BAT board of directors or certain other executive officers. Please file the presentation, or alternatively provide a legal analysis demonstrating your basis for concluding that Item 1015 applies only when a presentation was received by the board of directors or the executive officers that you name. Item 1015 does not make this distinction.

Cover Letter

3.   We note your response to prior comment 4. Without necessarily agreeing with your analysis or the conclusion you have reached, we will not comment further on this issue at this time.

Exhibit 5.1

4.   We note that the legal opinion is in draft form. Please file a complete, dated and signed legal opinion.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680, David L. Orlic, Office of Mergers and Acquisitions, at (202) 551-3503, or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure

cc: Alyssa Caples
        Cravath, Swaine & Moore LLP